Exhibit (a)(1)(C)
OFFER TO PURCHASE FOR CASH
ALL OUTSTANDING SHARES OF COMMON STOCK
OF
iPCS, INC.
AT
$24.00 NET PER SHARE
BY
IRELAND ACQUISITION CORPORATION
A WHOLLY-OWNED SUBSIDIARY OF
SPRINT NEXTEL CORPORATION

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON WEDNESDAY, NOVEMBER 25, 2009, UNLESS THE OFFER IS EXTENDED.

October 28, 2009

To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:

We have been engaged by Ireland Acquisition Corporation, a Delaware corporation (the “Offeror”) and a wholly-owned subsidiary of Sprint Nextel Corporation, a Kansas corporation (“Sprint Nextel”), to act as Dealer Manager in connection with the Offeror’s offer to purchase all outstanding shares of common stock, par value $0.01 per share (“Shares”), of iPCS, Inc., a Delaware corporation (the “Company”), at a purchase price of $24.00 per share, net to the seller in cash, less any required withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 28, 2009 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements to such documents, collectively constitute the “Offer”) enclosed herewith. The Offer is being made in connection with the Agreement and Plan of Merger, dated as of October 18, 2009 (the “Merger Agreement”), by and among Sprint Nextel, the Offeror and the Company. Holders of Shares whose certificates for such Shares (“Share Certificates”) are not immediately available or who cannot deliver their Share Certificates and all other required documents to Computershare Trust Company, N.A. (the “Depositary”) prior to the Expiration Date (as defined in the “Introduction” section of the Offer to Purchase) or complete the procedure for delivery by book-entry transfer on a timely basis must tender their Shares according to the guaranteed delivery procedures set forth in Section 3 of the Offer to Purchase.

Please furnish copies of the enclosed materials to those of your clients for whose accounts you hold Shares in your name or in the name of your nominee.

Enclosed herewith for your information and forwarding to your clients are copies of the following documents:

1. The Offer to Purchase dated October 28, 2009.

2. The Letter of Transmittal, including a certificate of taxpayer identification number on Substitute Form W-9, to tender Shares for your use and for the information of your clients. Facsimile copies of the Letter of Transmittal may be used to tender Shares.

3. A letter to the Company’s stockholders from Timothy M. Yager, the President and Chief Executive Officer of the Company, together with a Solicitation/Recommendation Statement on Schedule 14D-9 as filed with the Securities and Exchange Commission by the Company and mailed to the Company’s stockholders.

4. The Notice of Guaranteed Delivery for Shares to be used to accept the Offer if Share Certificates and all other required documents are not immediately available or cannot be delivered to the Depositary prior to the Expiration Date or if the procedure for delivery by book-entry transfer cannot be completed.

5. Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9.

6. A printed form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name, or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer.

7. A return envelope addressed to the Depositary.

Your prompt action is requested. We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at 12:00 midnight, New York City time, on Wednesday, November 25, 2009, unless the Offer is extended.

Please note the following:

1. The tender price is $24.00 per share, net to the seller in cash, less any required withholding taxes and without interest.

2. The Offer is being made for all of the outstanding Shares.

3. The Offer and withdrawal rights will expire at 12:00 midnight, New York City time, on Wednesday, November 25, 2009, unless the Offer is extended.

4. The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the Expiration Date of the Offer a number of Shares that represents at least a majority of the then outstanding Shares on a fully diluted basis. The Offer is also subject to the expiration or termination of all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, receipt or waiver of the required approval from the Federal Communications Commission and other regulatory approvals (subject to certain exceptions in the case of the Federal Communications Commission approval), no change, condition, event or development having occurred that has resulted in, or would reasonably be expected to result in, a Material Adverse Effect (as defined in the Merger Agreement) and the satisfaction of certain other terms and conditions.

5. Tendering stockholders who are record owners of their Shares and tender directly will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the transfer of Shares pursuant to the Offer.

In order to accept the Offer, (i) a duly executed and properly completed Letter of Transmittal (or a manually signed facsimile thereof) and any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase)) or other required documents must be received by the Depositary, and (ii) Share Certificates representing the tendered Shares must be received by the Depositary, or such Shares must be tendered by book-entry transfer into the Depositary’s account maintained at the Book-Entry Transfer Facility (as described in the Offer to Purchase), in accordance with the instructions set forth in the Letter of Transmittal and the Offer to Purchase.

Holders of Shares who wish to tender their Shares but whose Share Certificates are not immediately available or who cannot deliver all other required documents to the Depositary prior to the Expiration Date or who cannot complete the procedure for delivery by book-entry transfer on a timely basis must tender their Shares according to the guaranteed delivery procedures set forth in Section 3 of the Offer to Purchase.

Except as described in the Offer to Purchase, none of the Offeror, Sprint Nextel or any officer, director, stockholder, agent or other representative of the Offeror will pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer. The Offeror will, however, upon request, reimburse you for customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to your clients. The Offeror will pay, or cause to be paid, any transfer taxes payable on the transfer of Shares to it, except as otherwise provided in Instruction 6 of the Letter of Transmittal.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the Dealer Manager, or D.F. King & Co., Inc., the Information Agent, at the respective addresses and telephone numbers set forth on the back cover page of the Offer to Purchase.

Very truly yours,

Citigroup Global Markets Inc.

Nothing contained herein or in the enclosed documents will constitute you or any other person the agent of Sprint Nextel, the Offeror, the Depositary, the Information Agent or any affiliate of any of them, or authorize you or any other person to make any statement or use any document on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.

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